Computershare

RECEIVED
2004 NOV 29 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-18

Investor Services

Francine Beauséjour
Relationship Manager
Stock transfer
Direct Line: (514) 982-7888 ext. 7590
Direct fax: (514) 982-7580
francine.beausejour@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

04046873

November 15, 2004

Mr. A. Swerling
Assistant Director
United States Security &
Exchange Commission
Office of International
Corporate Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C.
20549 U.S.A.

RE: Domtar Inc.

SUPPL

Dear Mr. Swerling:

We confirm that the following material was sent by prepaid mail on November 10, 2004, to all shareholders of the subject Company, registered and non-registered, whose names appear on a Supplemental Mailing List, as defined in National Instrument 54-101, as per their language preference:

1. Third Quarter Results 2004 (English or French)

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Yours very truly,

Francine Beauséjour

FB/lj

Encls.

c.c. Domtar Inc.

12/29